Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.

TO ANNOUNCE THIRD QUARTER FISCAL 2015 RESULTS

TORONTO, ONTARIO – February 2, 2015 – Just Energy Group Inc. announced today that it will release operating results for fiscal 2015 third quarter on February 12, 2015.  The Company will host a conference call and live webcast to review the third quarter results beginning at 2:00 p.m. eastern standard time on February 12, 2015 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deborah Merril and Chief Financial Officer Pat McCullough will participate on the call.

Just Energy Conference Call and Webcast
• Thursday, February 12, 2015
• 2:00 p.m. EST

Those who wish to participate in the conference call may do so by dialing 1 866 229-4144 and entering pass code 5662147#. The call will also be webcast live over the internet at the following link:

http://event.onlineseminarsolutions.com/r.htm?e=929801&s=1&k=6BA0177921503C0C665631BA33167B62

For those unable to attend an audio tape rebroadcast will be available starting at 4:30 p.m. EST February 12, 2015 until February 20, 2015 at midnight.  To access the rebroadcast please dial 1 888 843-7419 and enter the participant code 5662147#.  The webcast will be available until May 12, 2015.

About Just Energy Group, Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves over 2 million residential and commercial customers (4.5 million RCEs) through a wide range of energy programs. The Company's JustGreen® products provide consumers with the ability to reduce the environmental impact of their everyday energy use.  Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy and Green Star Energy.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
(713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com